August 5, 2019

VIA EDGAR

Mr. Patrick Kuhn
Mr. Doug Jones
Division of Corporate Finance
Office of Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Papa John's International, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2018
Filed March 8, 2019
File No. 000-21660
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 30, 2018
Filed May 7, 2019
File No. 000-21660

Dear Messrs. Kuhn and Jones:

Papa John’s International, Inc. (the “Company”) received a comment letter from the U.S Securities and Exchange Commission (the “SEC”) dated July 30, 2019 in regard to the above referenced filings. The Company contacted Patrick Kuhn at the SEC staff to request an extension of time to respond beyond the period indicated in the letter, and was granted an extension to respond no later than August 26, 2019.

Please direct any comments or questions to me at (502) 261- 4593.

Sincerely,
Papa John’s International, Inc.

/s/ Joseph H. Smith IV

Joseph H. Smith IV
Senior Vice President, Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)